SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 31, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Federal Court Protects Shaw’s Customers
(and “John and Jane Doe’s”) Privacy

Calgary, AB, March 31, 2004 – The Federal Court of Canada has confirmed the position taken by Shaw Communications Inc. (“Shaw”) that it is not required to disclose personal information about its Internet customers to representatives of the Canadian Recording Industry Association (“CRIA”). The decision of Mr. Justice von Finkenstein of the Federal Court of Canada, issued today, upholds and defends the privacy of Canadian Internet users.

“We are very pleased with this decision and we know our customers will be equally pleased. This is a great victory for our customers who have embraced the Internet,” said Jim Shaw, CEO, of Shaw Communications.

The Court concluded that CRIA had not established that the public interest for disclosure outweighs the privacy rights of our Internet customers.

“That is exactly the position that we took in Court. We spearheaded the initiative to protect customers’ privacy rights and we think that was the right thing to do,” said Peter Bissonnette, President of Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Peter Bissonnette
President
Shaw Communications Inc.
403-750-4500